                                                                 FILE NO. 69-265




                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC




                                   FORM U-3A-2



      Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION







                 For the Calendar Year Ending December 31, 1998

         New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company ("NJNG"), NJR Energy Holdings Corporation ("Energy Holdings"), and NJR Development Corporation ("NJR Development"). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

         Energy Holdings, formed to better segregate the Company's energy-related operations, holds the following wholly-owned subsidiaries:

         New Jersey Natural Energy Company ("Natrual Energy"), formed in 1995, participates in the unregulated retail marketing of natural gas; and NJR Energy Services Company ("Energy Services"), formed in 1996, provides unregulated fuel and capacity management and other wholesale marketing services;

         and

         NJR Energy Corporation ("NJR Energy"), an investor in energy-related ventures through its operating subsidiaries, New Jersey Natural Resources Company and NJNR Pipeline Company. NJR Energy's continuing operations consist primarily of a 2.8% equity investment in the Iroquois Gas Transmission System, L.P., a 375-mile pipeline that delivers natural gas from the Canadian border to Long Island, New York.

        NJR Development is a sub-holding company that holds Commercial Realty & Resources Corp. ("Commercial Realty"), a wholly owned subsidiary formed to develop and own commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. Commercial Realty, located at 1345 Campus Parkway, Wall, NJ 07719, currently owns two fully occupied buildings totalling 25,000 square feet and has about 183 acres of undeveloped land, of which approximately 165 acres are subject to an option to purchase held by Cali Realty Acquisition Corp. Commercial Realty has retained limited rights to sell and develop the acreage that is subject to the options.

         Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, and provides appliance services to more than 389,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

         The Company and NJNG expect, from time to time, to render to each other certain services and to make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the Board of Directors of each company and by the New Jersey Board of Public Utilities.

         2. As of December 31, 1998, NJNG owned approximately 3951 miles of steel, wrought and cast iron distribution main, and 1848 miles of plastic distribution main.

Additionally, NJNG owned approximately 214 miles of steel transmission main in various sizes. NJNG also owned approximately 361,688 services and approximately 388,821 meters.

         NJNG owns and operates two liquefied natural gas storage plants located in Stafford Township and Howell Township, New Jersey. The two NJNG plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

              NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG also owns a storage facility in Long Branch, New Jersey. NJNG leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution and appliance service operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

              NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

             Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Harris Trust and Savings Bank, Chicago, Illinois, dated April 1, 1952, as amended by twenty-nine (29) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $239,645,000 at December 31, 1998.

             3. (a) NJNG distributed at retail in the State of New Jersey approximately 57,755,847 Dry Dths of natural or manufactured natural gas for the calendar year ended December 31, 1998. The expenses and revenues associated with same are $187,333,034 and $385,707,070 respectively.

                      (b)  None

                      (c) NJNG sold at wholesale approximately 71,126,039 Dry Dths of natural gas outside the State of New Jersey to various customers during calendar 1998 under a Blanket Sale for Resale Certificate, issued by the Federal Energy Regulatory Commission. The expenses and revenues associated with same are $164,491,473 and $178,191,126, respectively.

                      (d) For the calendar year ended December 31, 1998, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 113,454,968 Dry Dths. The expenses associated with same are $349,406,658. The expenses include commodity purchase costs plus all fixed and variable contract delivery costs.


             4.       (a)  None
                      (b)  None
                      (c)  None
                      (d)  None
                      (e)  None

                                    EXHIBIT A

    Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 1998.

NEW JERSEY RESOURCES CORPORATION
Consolidating Income Statement
Twelve Months Ended  September 30, 1998

                                      NJRE            NJR Energy  NJR Energy   NJR Comp.                   NJR Develop
                                      Cont.   NJNE   Services Co. Hold Corp.     Tech.      CR&R     PPI      Corp.
                                      ----------------------------------------------------------------------------------

OPERATING REVENUE                     1,895   31,429     128,759     162,083           0       758       0        758
                                      ----------------------------------------------------------------------------------


OPERATING EXPENSES
 Gas Purchases                                29,169     125,387     154,556                     0       0          0
 Operations & Maintenance               227    1,822       1,126       3,175           0     1,632       0      1,632
                                                                           0                                        0
 Depreciation & Amortization             60      117           0         177                    56       0         56
 Energy & Other Taxes                     0      580          17         597                   120       0        120
 SIT                                     42      (11)        201         232                   220                220
 FIT                                    223      (39)        710         894           0      (541)      0       (541)
                                      ----------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSES            552   31,638     127,441     159,631           0     1,487       0      1,487
                                      ----------------------------------------------------------------------------------

OPERATING INCOME                      1,343     (209)      1,318       2,452           0      (729)      0       (729)
                                                                                                                    0
Other Income (Expense)                    0        0         169         169           0     2,525       0      2,525
SIT-Other Income (Expense)                                   (15)        (15)                 (227)              (227)
FIT-Other Income (Expense)                0        0         (54)        (54)          0      (804)      0       (804)
                                      ----------------------------------------------------------------------------------
OTHER INCOME - NET                        0        0         100         100           0     1,494       0      1,494
                                      ----------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES        1,343     (209)      1,418       2,552           0       765       0        765
                                      ----------------------------------------------------------------------------------

INTEREST CHARGES                        948     (136)          0         812           0       278       0        278
CAPITALIZED INTEREST                      0        0           0           0           0         0       0          0
                                      ----------------------------------------------------------------------------------
INTEREST CHARGES, NET                   948     (136)          0         812           0       278       0        278
                                      ----------------------------------------------------------------------------------

EQUITY EARNINGS IN SUBS                   0        0           0           0           0         0       0          0
NET INCOME                              395      (73)      1,418       1,740           0       487       0        487

PREFERRED STOCK DIVIDENDS                 0        0           0           0           0         0       0          0
                                      ----------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS       395      (73)      1,418       1,740           0       487       0        487

                                      ----------------------------------------------------------------------------------
NET INCOME                              395      (73)      1,418       1,740           0       487       0        487
                                      ==================================================================================


Operating Income Before FIT           1,566     (248)      2,028       3,346           0    (1,270)      0     (1,270)

                                      CONSOLIDATING NJR Develop.                      NJR Develop.  NJR Energy  Consolidated
                                      DR      (CR)        Corp.       NJR      NJNG       Corp.     Hold Corp.      TOTAL
                                      ----------------------------------------------------------------------------------------

OPERATING REVENUE                                              758        0   575,971          758      162,083      738,812
                                      ----------------------------------------------------------------------------------------


OPERATING EXPENSES
 Gas Purchases                                                   0        0   357,566            0      154,556      512,122
 Operations & Maintenance                                    1,632    5,631    74,984        1,632        3,175       85,422
                                                                 0                               0            0            0
 Depreciation & Amortization                                    56       82    27,520           56          177       27,835
 Energy & Other Taxes                                          120      109    35,932          120          597       36,758
 SIT                                                           220     (429)    4,403          220          232        4,426
 FIT                                                          (541)    (243)   18,654         (541)         894       18,764
                                      ----------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSES             0        0          1,487    5,150   519,059        1,487      159,631      685,327
                                      ----------------------------------------------------------------------------------------

OPERATING INCOME                                              (729)  (5,150)   56,912         (729)       2,452       53,485

Other Income (Expense)                                       2,525    7,661       628        2,525          169       10,983
SIT-Other Income (Expense)                                    (227)               (40)        (227)         (15)        (282)
FIT-Other Income (Expense)                                    (804)    (152)     (206)        (804)         (54)      (1,216)
                                      ----------------------------------------------------------------------------------------
OTHER INCOME - NET                       0        0          1,494    7,509       382        1,494          100        9,485
                                      ----------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES           0        0            765    2,359    57,294          765        2,552       62,970
                                      ----------------------------------------------------------------------------------------

INTEREST CHARGES                                               278    1,939    17,318          278          812       20,347
CAPITALIZED INTEREST                                             0        0      (714)           0            0         (714)
                                      ----------------------------------------------------------------------------------------
INTEREST CHARGES, NET                    0        0            278    1,939    16,604          278          812       19,633
                                      ----------------------------------------------------------------------------------------

EQUITY EARNINGS IN SUBS                  0                       0        0         0            0            0            0
NET INCOME                               0        0            487      420    40,690          487        1,740       43,337

PREFERRED STOCK DIVIDENDS                                        0        0     1,585            0            0        1,585
                                      ----------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                              487      420    39,105          487        1,740       41,752

                                      ----------------------------------------------------------------------------------------
NET INCOME                                                     487      420    39,105          487        1,740       41,752
                                      ========================================================================================


Operating Income Before FIT                                          (5,393)   75,566       (1,270)       3,346

                                          CONSOLIDATING         CONSOL
                                        DR        (CR)          TOTAL
                                      ----------------------------------
                                      28,407 (G)
OPERATING REVENUE                         63 (C)                 710,342
                                      ----------------------------------


OPERATING EXPENSES                               28,407 (G)
 Gas Purchases                                      566 (D)      483,715
 Operations & Maintenance                            63 (C)       77,990
                                                  6,803 (E)            0
 Depreciation & Amortization                                      27,835
 Energy & Other Taxes                                             36,758
 SIT                                      51 (D)                   4,477
 FIT                                     181 (D)                  18,945
                                      ----------------------------------
    TOTAL OPERATING EXPENSES                                     649,720
                                      ----------------------------------

OPERATING INCOME                                                  60,622
                                         566 (D)
Other Income (Expense)                 6,803 (E)      5 (F)        3,619
SIT-Other Income (Expense)                           51 (D)         (231)
FIT-Other Income (Expense)                          181 (D)       (1,035)
                                      ----------------------------------
OTHER INCOME - NET                                                 2,353
                                      ----------------------------------
INCOME BEFORE INTEREST CHARGES                                    62,975
                                      ----------------------------------

INTEREST CHARGES                                                  20,347
CAPITALIZED INTEREST                                                (714)
                                      ----------------------------------
INTEREST CHARGES, NET                                             19,633
                                      ----------------------------------

EQUITY EARNINGS IN SUBS                                                0
NET INCOME                                                        43,342

PREFERRED STOCK DIVIDENDS                                          1,585
                                      ----------------------------------

INCOME FROM CONTINUING OPERATIONS                                 41,757

                                      ----------------------------------
NET INCOME                                                        41,757
                                      ==================================


Operating Income Before FIT                                       79,567

TWELVE MONTHS     WEIGHTED AVG SHARES-BASIC         17,797,866
THREE MONTHS      WEIGHTED AVG SHARES-BASIC         17,790,457

TWELVE MONTHS     DENOMINATOR FOR DILUTION          17,894,071
THREE MONTHS      DENOMINATOR FOR DILUTION          17,878,053
ACTUAL SHARES OUTSTANDING                           17,810,985

BASIC EARNINGS PER SHARE YTD                             $2.35
BASIC EARNINGS PER SHARE QTD                            ($0.22)

DILUTED EARNINGS PER SHARE YTD                           $2.33
DILUTED EARNINGS PER SHARE QTD                          ($0.22)

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30, 1998

                                       NJRE            NJNE        NJR ENERGY         CR&R             PPI
                                                      & NJRES     HOLDINGS CORP.
------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997        (14,027)          5,292         (8,735)         (1,816)          1,525

Net Income                               395           1,345          1,740             487               0

Cash Dividends Declared                    0               0              0               0               0

Balance at September 30, 1997        (13,632)          6,637         (6,995)         (1,329)          1,525

                                     NJR DEVELOP.        NJR           NJNG       ELIMINATION'S        NJR
                                         CORP.                                                     CONSOLIDATED
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997            (291)         13,953         59,144         (32,867)         31,204

Net Income                                487             425         39,105               0          41,757

Cash Dividends Declared                     0               0        (29,219)              0         (29,219)

Balance at September 30, 1997             196          14,378         69,030         (32,867)         43,742

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1998


                                   -------------------------------------------------------------------------------------------------
                                      NJRE    NJNR               NJR Energy    NJR ENERGY         CONSOLIDATING           NJR ENERGY
                                     Cont.   Disc Op     NJNE   Services Co.   HOLD CORP.       DR           (CR)         HOLD CORP.
------------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                         0         0        0            0              0                                         0
   Accumulated depreciation              0         0        0            0              0                         0 (1)           0
   Oil and gas properties                0         0        0            0              0                                         0
   Accumulated amortization              0         0        0            0              0                                         0
   Furniture & Fixtures                  0         0      589            2              0                       591 (2)           0
   Real estate properties                0         0        0            0              0                                         0
   Accumulated depreciation              0         0     (214)           0              0      214 (2)                            0

                                   -------------------------------------------------------------------------------------------------
      Prop plant & equip-net             0         0      375            2              0      214              591               0
                                   -------------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                  0         0      182          700              0                                       882
   Construction Fund                     0         0        0            0              0                                         0
   Customer A/R                        474         0    5,606        8,950              0                                    15,030
   Unbilled revenue                      0         0        0            0              0                                         0
   Allow for doubtful a/c's              0         0     (546)           0              0                                      (546)
   Deferred gas costs                    0         0      883            0              0                                       883
   Gas in storage                        0         0        0       12,007              0                                    12,007
   Materials & supplies                  0         0        0            0              0                                         0
   Prepaid state taxes                   0         0        0            0              0                                         0
   Net Assets Held for Disposal          0         0        0            0              0                                         0
   Other                                 0         0      277            0              0                                       277
                                   -------------------------------------------------------------------------------------------------
      Total current assets             474         0    6,402       21,657              0        0                0          28,533
                                   -------------------------------------------------------------------------------------------------

DEFERRED FIT                            86       461        0            0              0                         0 (1)         547

DEFERRED CHARGES & OTHER
   Investments                       9,196         0        0            0              0                                     9,196
   Regulatory Assets                                                                                                              0
   Long-term deferred gas costs                                                                                                   0
   Other                                 0         0        0            0              0      377 (2)                          377
                                   -------------------------------------------------------------------------------------------------
   Total Deferred Charges & Other    9,196         0        0            0              0      377                0           9,573
                                   -------------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                  0         0        0            0              0                                         0
   NJNR                                  0         0        0            0        (11,099)  11,099 (3)                            0
   CR&R                                  0         0        0            0              0                                         0
   NewCo.                                0         0        0            0              0                                         0
   PPI                                   0         0        0            0              0                                         0
   NJNE                                  0         0        0            0          5,219                     5,219  (3)          0
   NJR Comp                                                                                                                       0
   NJR Development Corp.                                                                                                          0
   NJR Energy Serv.                      0         0        0            0          1,418                     1,418               0
                                   -------------------------------------------------------------------------------------------------
   Total investment in subs              0         0        0            0         (4,462)  11,099            6,637               0
                                   -------------------------------------------------------------------------------------------------

INTERCOMPANY
   NJR                             (15,900)     (371)   2,258       (9,663)             0                                   (23,676)
   NJNG                                  0         0     (117)          (9)             0                                      (126)
   NJRE                             11,674   (11,645)       0            0              0                                        29
   CR&R                                  0         0        0            0              0                                         0
   PPI                                   0         0        0            0              0                                         0
   NJNE                                  0         0        0        1,136              0                                     1,136
   Paradigm                              0         0        0            0              0                                         0
   Computer Tech
   NJR Development
   Lighthouse One                        0         0        0            0              0                                         0
   NJR Energy Serv.                                    (1,136)           0              0                                    (1,136)
                                   -------------------------------------------------------------------------------------------------
   Total intercompany               (4,226)  (12,016)   1,005       (8,536)             0        0                0         (23,773)
                                   -------------------------------------------------------------------------------------------------


   INTERCOMPANY - FIT                1,154      (792)       0           42              0                                       404
                                   -------------------------------------------------------------------------------------------------

         TOTAL ASSETS                6,684   (12,347)   7,782       13,165         (4,462)  11,690            7,228          15,284
                                   =================================================================================================


                                                                ASSETS
                                   -----------------------------------------------------------------------------------------------
                                         NJR Comp.                          NJR Develop.      CONSOLIDATING         NJR DEVELOP.
                                           Tech.       CR&R       PPI          Corp.          DR       (CR)             CORP.
----------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                               0           0        0                  0                                        0
   Accumulated depreciation                    0           0        0                  0                                        0
   Oil and gas properties                      0           0        0                  0                                        0
   Accumulated amortization                    0           0        0                  0                                        0
   Furniture & Fixtures                        0           0        0                  0                 0 (5)                  0
   Real estate properties                      0      24,490        0                  0                                   24,490
   Accumulated depreciation                    0      (2,664)       0                  0       0 (5)                       (2,664)

                                   -----------------------------------------------------------------------------------------------
      Prop plant & equip-net                   0      21,826        0                  0       0         0                 21,826
                                   -----------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                        0          65        0                  0                                       65
   Construction Fund                           0           0        0                  0                                        0
   Customer A/R                                0         372        0                  0                 0 (3)                372
   Unbilled revenue                            0           0        0                  0                                        0
   Allow for doubtful a/c's                    0        (377)       0                  0                                     (377)
   Deferred gas costs                          0           0        0                  0                                        0
   Gas in storage                              0           0        0                  0                                        0
   Materials & supplies                        0           0        0                  0                                        0
   Prepaid state taxes                         0           0        0                  0                                        0
   Net Assets Held for Disposal                0           0        0                  0                                        0
   Other                                       0           0        0                  0                 0 (4)                  0
                                   -----------------------------------------------------------------------------------------------
      Total current assets                     0          60        0                  0       0         0                     60
                                   -----------------------------------------------------------------------------------------------

DEFERRED FIT                                   0         170        0                  0                 0 (2)                170

DEFERRED CHARGES & OTHER
   Investments                                             0                           0                                        0
   Regulatory Assets                                                                                                            0
   Long-term deferred gas costs                                                                                                 0
   Other                                       0         153        0                          0 (3)                          153
                                   -----------------------------------------------------------------------------------------------
   Total Deferred Charges & Other              0         153        0                  0       0 (5)                          153
                                   -----------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                        0           0        0                  0                                        0
   NJNR                                        0           0        0                  0       0 (1)                            0
   CR&R                                        0           0        0              8,727             8,727 (1)                  0
   NewCo.                                      0           0        0                  0                                        0
   PPI                                         0           0        0                  0       0 (1)                            0
   NJNE                                        0           0        0                  0                                        0
   NJR Comp                                    0           0        0                (53)     53 (1)                            0
   NJR Development Corp.                       0           0        0                                                           0
   NJR Energy Serv.                            0           0        0                  0                                        0
                                   -----------------------------------------------------------------------------------------------
   Total investment in subs                    0           0        0              8,674      53     8,727                      0
                                   -----------------------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                      (107)     (4,364)       0                  0                    (2)            (4,471)
   NJNG                                        0        (175)       0                  0                                     (175)
   NJRE                                       98           0        0                  0                                       98
   CR&R                                        0           0        0                  0                                        0
   PPI                                         0           0        0                  0                                        0
   NJNE                                        0           0        0                  0                                        0
   Paradigm                                    0           0        0                  0                                        0
   Computer Tech                                                                                                                0
   NJR Development                                                                     0                                        0
   Lighthouse One                              0           0        0                  0                                        0
   NJR Energy Serv.
                                   -----------------------------------------------------------------------------------------------
   Total intercompany                         (9)     (4,539)       0                  0       0         0                 (4,548)
                                   -----------------------------------------------------------------------------------------------


   INTERCOMPANY - FIT                          3        (190)       0                  0                                     (187)
                                   -----------------------------------------------------------------------------------------------

         TOTAL ASSETS                         (6)     17,480        0              8,674      53     8,727                 17,474
                                   ===============================================================================================


                                                                               ASSETS
                                   -------------------------------------------------------------------------------------------------
                                                          NJR Develop.        NJR ENERGY                     RECLASS
                                       NJR       NJNG         Corp.           HOLD CORP.         TOTAL         DR           (CR)
------------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                         0     895,391              0                    0     895,391
   Accumulated depreciation              0    (237,150)             0                    0    (237,150)
   Oil and gas properties                0           0              0                    0           0
   Accumulated amortization              0           0              0                    0           0
   Furniture & Fixtures                757           0              0                    0         757                     757  (1)
   Real estate properties                0           0         24,490                    0      24,490
   Accumulated depreciation           (657)          0         (2,664)                   0      (3,321)       657  (1)

                                   -------------------------------------------------------------------------------------------------
      Prop plant & equip-net           100     658,241         21,826                    0     680,167
                                   -------------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                576         953             65                  882       2,476
   Construction Fund                     0      16,000              0                    0      16,000
   Customer A/R                          0      34,977            372               15,030      50,379                   1,574  (5)
   Unbilled revenue                      0       3,795              0                    0       3,795
   Allow for doubtful a/c's              0        (984)          (377)                (546)     (1,907)
   Deferred gas costs                    0      15,706              0                  883      16,589
   Gas in storage                        0      40,790              0               12,007      52,797
   Materials & supplies                  0       3,846              0                    0       3,846
   Prepaid state taxes                   0      11,752              0                    0      11,752
   Net Assets Held for Disposal          0           0              0                    0           0
   Other                             8,976       5,192              0                  277      14,445        183  (4)       0 (3)
                                   -------------------------------------------------------------------------------------------------
      Total current assets           9,552     132,027             60               28,533     170,172
                                   -------------------------------------------------------------------------------------------------

DEFERRED FIT                           349           0            170                  547       1,066          0  (2)   1,066  (2)

DEFERRED CHARGES & OTHER
   Investments                                                      0                9,196       9,196
   Regulatory Assets                            40,297              0                    0      40,297
   Long-term deferred gas costs                 21,833                                          21,833
   Other                            13,935      15,445            153                  377      29,910        100  (1)
                                   -------------------------------------------------------------------------------------------------
   Total Deferred Charges & Other   13,935      77,575            153                9,573     101,236
                                   -------------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                            303,330           0              0                    0     303,330
   NJNR                                  0           0              0                    0           0
   CR&R                                  0           0              0                    0           0             (3)       0
   NewCo.                              208           0              0                    0         208
   PPI                                   0           0              0                    0           0
   NJNE                                  0           0              0                    0           0
   NJR Comp                              0           0              0                    0           0
   NJR Development Corp.             8,674           0              0                    0       8,674
   NJR Energy Serv.                 (4,462)          0              0                    0      (4,462)
                                   -------------------------------------------------------------------------------------------------
   Total investment in subs        307,750           0              0                    0     307,750
                                   -------------------------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                   0         148         (4,471)             (23,676)    (27,999)                    183  (4)
   NJNG                                465           0           (175)                (126)        164                     590  (4)
   NJRE                             16,300          22             98                   29      16,449
   CR&R                              4,534         (40)             0                    0       4,494
   PPI                                   0           0              0                    0           0
   NJNE                             (2,250)        259              0                1,136        (855)
   Paradigm                              0           0              0                    0           0
   Computer Tech                       (20)                         0                    0         (20)
   NJR Development                       0                          0                    0           0
   Lighthouse One                        0           0              0                    0           0
   NJR Energy Serv.                  9,663          13              0               (1,136)      8,540
                                   -------------------------------------------------------------------------------------------------
   Total intercompany               28,692         402         (4,548)             (23,773)        773
                                   -------------------------------------------------------------------------------------------------


   INTERCOMPANY - FIT                1,114      (1,331)          (187)                 404           0
                                   -------------------------------------------------------------------------------------------------

         TOTAL ASSETS              361,492     866,914         17,474               15,284   1,261,164
                                   =================================================================================================

                                                 ASSETS
                                   -----------------------------------
                                      CONSOLIDATING             CONSOL
                                     DR          (CR)           TOTAL
----------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                                  70  (F)     895,321
   Accumulated depreciation                                  (237,150)
   Oil and gas properties                                           0
   Accumulated amortization                                         0
   Furniture & Fixtures                                             0
   Real estate properties                                      24,490
   Accumulated depreciation                                    (2,664)

                                   -----------------------------------
      Prop plant & equip-net                                  679,997
                                   -----------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                                         2,476
   Construction Fund                                           16,000
   Customer A/R                                                48,805
   Unbilled revenue                                             3,795
   Allow for doubtful a/c's                                    (1,907)
   Deferred gas costs                                          16,589
   Gas in storage                                              52,797
   Materials & supplies                                         3,846
   Prepaid state taxes                                         11,752
   Net Assets Held for Disposal                                     0
   Other                                       7,304  (B)       7,324
                                   -----------------------------------
      Total current assets                                    161,477
                                   -----------------------------------

DEFERRED FIT                                                        0

DEFERRED CHARGES & OTHER
   Investments                                                  9,196
   Regulatory Assets                                           40,297
   Long-term deferred gas costs                                21,833
   Other                           208  (A)                    30,218
                                   -----------------------------------
   Total Deferred Charges & Other                             101,544
                                   -----------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                      303,330  (A)           0
   NJNR                                            0  (A)           0
   CR&R                              0             0  (A)           0
   NewCo.                                        208  (A)           0
   PPI                                             0  (A)           0
   NJNE                                            0  (A)           0
   NJR Comp                                        0  (A)
   NJR Development Corp.                       8,674  (A)
   NJR Energy Serv.                           (4,462) (A)           0
                                   -----------------------------------
   Total investment in subs                  307,750                0
                                   -----------------------------------

INTERCOMPANY
   NJR                               0             0  (D)     (28,182)
   NJNG                                                          (426)
   NJRE                                                        16,449
   CR&R                                                         4,494
   PPI                                                              0
   NJNE                                                          (855)
   Paradigm                                                         0
   Computer Tech                                                  (20)
   NJR Development                                                  0
   Lighthouse One                                                   0
   NJR Energy Serv.                                             8,540
                                   -----------------------------------
   Total intercompany                                               0
                                   -----------------------------------


   INTERCOMPANY - FIT                                               0
                                   -----------------------------------

         TOTAL ASSETS                                         943,018
                                   ===================================

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1998


                               -----------------------------------------------------------------------------------------------------
                               NJRE    NJNR                  NJR Energy      NJR ENERGY            CONSOLIDATING          NJR ENERGY

                               Cont.   Disc Op      NJNE     Services Co.     HOLD CORP.         DR             (CR)      HOLD CORP.
------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity          1,735   (12,834)     5,219          1,418           (4,462)                        4,462     (4,462)


   Redeemable preferred stock       0         0          0              0                0                                        0

   Long-term debt                   0         0          0              0                0                                        0

                               -----------------------------------------------------------------------------------------------------
      Total capitalization      1,735   (12,834)     5,219          1,418           (4,462)          0             4,462     (4,462)
                               -----------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD        0         0          0              0                0                                        0
   Notes payable to banks           0         0          0              0                0                                        0
   Commercial paper                 0         0          0              0                0                                        0
   Purchased gas                    0         0      1,864         11,246                0                                   13,110
   Accounts payable & other       336       677        231            165                0                                    1,409
   Accrued taxes                    0         0         91              0                0                                       91
   Overrecovered gas costs          0         0          0              0                0                                        0
   Customer (cr) bal & dep          0         0          0              0                0                                        0
                               -----------------------------------------------------------------------------------------------------
      Total current liabil        336       677      2,186         11,411                0           0                 0     14,610
                               -----------------------------------------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                     0         0          0              0                0                                        0
   Deferred FIT                   979      (190)       377            336                0           0 (1)                    1,502
   Deferred gain                3,634         0          0              0                0                                    3,634
   Other                            0         0          0              0                0                                        0
                               -----------------------------------------------------------------------------------------------------
      Total deferred credits    4,613      (190)       377            336                0           0              0         5,136
                               -----------------------------------------------------------------------------------------------------

        TOTAL CAP & LIAB.       6,684   (12,347)     7,782         13,165           (4,462)          0          4,462        15,284
                               =====================================================================================================

                                    0         0          0              0                0      11,690         11,690             0
                                    0         0          0              0                0                                        0


                                                      LIABILITIES AND STOCKHOLDER EQUITY
                               ----------------------------------------------------------------------------------------------
                                NJR Comp.                          NJR Develop.         CONSOLIDATING       NJR DEVELOP.

                                  Tech.       CR&R        PPI          Corp.          DR       (CR)             CORP.
-----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity              (53)      8,727        0                8,674   8,674 (1)                        8,674
                                                                                        0 (2)

   Redeemable preferred stock         0           0        0                  0                                          0

   Long-term debt                     0           0        0                  0                                          0

                               ------------------------------------------------------------------------------------------ ---
      Total capitalization          (53)      8,727        0              8,674     8,674         0                  8,674
                               ------------------------------------------------------------------------------------------ ---

CURRENT LIABILITIES
   Current maturities of LTD          0           0        0                  0                                          0
   Notes payable to banks             0           0        0                  0                                          0
   Commercial paper                   0           0        0                  0                                          0
   Purchased gas                      0           0        0                  0                                          0
   Accounts payable & other           0         259        0                  0         0 (4)                          259
   Accrued taxes                      0        (150)       0                  0                                       (150)
   Overrecovered gas costs            0           0        0                  0                                          0
   Customer (cr) bal & dep            0         (90)       0                  0                                        (90)
                               ------------------------------------------------------------------------------------------ ---
      Total current liabil            0          19        0                  0         0         0                     19
                               ------------------------------------------------------------------------------------------ ---

DEFERRED CREDITS
   Deferred ITC                       0           0        0                  0                                          0
   Deferred FIT                      47      (5,681)       0                  0         0 (2)                       (5,634)
   Deferred gain                      0      15,741        0                  0                                     15,741
   Other                              0      (1,326)       0                  0                                     (1,326)
                               ----------------------------------------------------------------------------------------------
      Total deferred credits         47       8,734        0                  0         0         0                  8,781
                               ------------------------------------------------------------------------------------------ ---

        TOTAL CAP & LIAB.            (6)     17,480        0              8,674     8,674         0                 17,474
                               ==============================================================================================

                                      0           0        0                  0     8,727     8,727                      0
                                      0           0        0                  0                   0                      0

                                                           LIABILITIES AND STOCKHOLDER EQUITY
                               -------------------------------------------------------------------------------------------------
                                                     NJR Develop.            NJR ENERGY                        RECLASS

                                  NJR       NJNG         Corp.                HOLD CORP.    TOTAL        DR           (CR)
--------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity         290,872     303,332          8,674               (4,462)    598,416                       0 (3)


   Redeemable preferred stock        0      20,640              0                    0      20,640

   Long-term debt               59,300     267,441              0                    0     326,741          0  (3)

                               -------------------------------------------------------------------------------------------------
      Total capitalization     350,172     591,413          8,674               (4,462)    945,797
                               -------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD         0       1,957              0                    0       1,957
   Notes payable to banks            0           0              0                    0           0
   Commercial paper                  0      60,700              0                    0      60,700
   Purchased gas                            34,351              0               13,110      47,461        590  (4)
   Accounts payable & other      9,139      35,671            259                1,409      46,478      1,574  (5)
   Accrued taxes                 1,630       5,458           (150)                  91       7,029
   Overrecovered gas costs           0           0              0                    0           0
   Customer (cr) bal & dep           0      13,742            (90)                   0      13,652
                               -------------------------------------------------------------------------------------------------
      Total current liabil      10,769     151,879             19               14,610     177,277
                               -------------------------------------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                      0      10,628              0                    0      10,628
   Deferred FIT                   (118)     79,075         (5,634)               1,502      74,825      1,066  (2)       0  (2)
   Deferred gain                     0           0         15,741                3,634      19,375
   Other                           669      33,919         (1,326)                   0      33,262
                               -------------------------------------------------------------------------------------------------
      Total deferred credits       551     123,622          8,781                5,136     138,090
                               -------------------------------------------------------------------------------------------------

        TOTAL CAP & LIAB.      361,492     866,914         17,474               15,284   1,261,164          0            0
                               =================================================================================================

                                     0           0              0                    0           0      4,170        4,170
                                     0           0              0                    0           0                       0

                                 LIABILITIES AND STOCKHOLDER EQUITY
                               -------------------------------------
                                    CONSOLIDATING             CONSOL
                                                       -------------
                                   DR          (CR)           TOTAL
-------------------------------------------------------
CAPITALIZATION
   Common stock equity         307,542  (A)                   290,804
                                    70  (F)
                                     0  (D)
   Redeemable preferred stock                                  20,640

   Long-term debt                                             326,741

                               --------------------------------------
      Total capitalization                                    638,185
                               --------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD                                    1,957
   Notes payable to banks                                           0
   Commercial paper                                            60,700
   Purchased gas                                               47,461
   Accounts payable & other      7,304  (B)                    37,010
   Accrued taxes                     0  (G)                     7,029
   Overrecovered gas costs                                          0
   Customer (cr) bal & dep                                     13,652
                               --------------------------------------
      Total current liabil                                    167,809
                               --------------------------------------

DEFERRED CREDITS
   Deferred ITC                                                10,628
   Deferred FIT                                    0  (G)      73,759
   Deferred gain                                               19,375
   Other                                                       33,262
                               --------------------------------------
      Total deferred credits                                  137,024
                               --------------------------------------

        TOTAL CAP & LIAB.                                     943,018
                               ======================================

                               315,124       315,124                0
                                                   0                0

                                    EXHIBIT C

None

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1999.

                                       New Jersey Resources Corporation

                                       By:  __________________________________
                                            OLETA J. HARDEN
                                            Senior Vice President & Secretary

(Corporate Seal)

Attest:

_____________________________
       GLENN C. LOCKWOOD
 Senior Vice President & CFO

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719


                                       11